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May 21, 2019

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin, Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	EQT Corporation (“EQT” or the “Company”) DEFCA Definitive Proxy Statement Filing on Schedule 14A (the “Proxy Statement”) Filed May 20, 2019 by Toby Z. Rice, et al. File No. 001-03551

Dear Mr. Hindin:

We acknowledge receipt of the oral comment (the “Comment”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter. We have discussed the Comment with our clients, Toby Z. Rice, Derek A. Rice, J. Kyle Derham and William E. Jordan (collectively, the “Rice Team”), and are providing the following response on their behalf. For ease of reference, the Comment is summarized below in italics. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

1.	The Staff requested that the Rice Team provide a reasonable factual basis in support of the following statement in the Proxy Statement.

“Under EQT’s long-term incentive compensation program, 50% of the incentives to all named executive officers (NEOs) are not tied to achievement of pre-set performance objectives.”

The Rice Team acknowledges the comment and respectfully advises the Staff that the basis for the foregoing statement comes directly from the Company’s proxy statement.  Specifically, the Rice Team refers the Staff to page 60 of EQT’s revised preliminary proxy statement filed on May 20, 2019, in which EQT states, “50% of Long-Term Incentives to all NEOs are tied to achievement of pre-set performance objectives.”  A copy of this page is being provided to the Staff on a supplemental basis.

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May 21, 2019

The Rice Team respectfully advises the Staff that it read the Company’s statement to mean that if 50% of the long-term incentives are tied to achievement of pre-set performance objectives, the remaining 50% of long-term incentives to all NEOs are not tied to the achievement of pre-set performance objectives.

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The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman, Esq.

Elizabeth Gonzalez-Sussman, Esq.